Exhibit 99.1

MiX Telematics Announces Financial Results for First Quarter of Fiscal Year 2016

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R12.2854 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of June 30, 2015.

First Quarter Highlights:

  Total subscription revenue of R271.8 million ($22.1 million), grew 15% year over year
  Subscribers increased by 13% year over year, bringing the total to over 523,000 subscribers at June 30, 2015
  Adjusted EBITDA of R65.3 million ($5.3 million), representing a 19% Adjusted EBITDA margin
  Company maintains guidance for subscription revenue, total revenue and Adjusted EBITDA for the full 2016 fiscal year which ends March 31, 2016.

MIDRAND, South Africa--(BUSINESS WIRE)--August 6, 2015--MiX Telematics Limited (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service ("SaaS"), today announced financial results for its first quarter of fiscal year 2016, which ended June 30, 2015.

"Our results for the quarter demonstrate our ability to deliver ongoing value to customers across the globe. We posted solid revenue growth, profitability and operating cash flow," said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. "We continue to take a balanced approach to growth and profits and are pleased to report that our adjustments to our overhead cost structures are yielding savings without undermining our productivity. With our growing stable of features including flexible analytics and extended mobile capabilities, we continue to capitalize on our position as the leading global provider of cloud-based fleet management and asset tracking solutions."

Financial performance for the three months ended June 30, 2015

Revenue: Total revenue was R344.1 million ($28.0 million), an increase of 7.8% compared to R319.2 million ($26.0 million) for the first quarter of fiscal year 2015. Subscription revenue was R271.8 million ($22.1 million), an increase of 14.9% compared with R236.6 million ($19.3 million) for the first quarter of fiscal year 2015. Growth in subscription revenue was driven primarily by an increase of over 60,000 subscribers, which resulted in an increase in subscribers of 13.1% from June 2014 to June 2015. Hardware and other revenue was R72.3 million ($5.9 million), a decrease of 12.4% compared to R82.6 million ($6.7 million) for the first quarter of fiscal year 2015.

Gross Margin: Gross profit was R241.9 million ($19.7 million), as compared to R211.6 million ($17.2 million) for the first quarter of fiscal year 2015. Gross profit margin was 70.3%, compared to 66.3% for the first quarter of fiscal year 2015. In the first quarter of fiscal 2016, subscription revenue which generates a higher gross profit margin than hardware and other revenue, contributed 79.0% of total revenue compared to 74.1% in the first quarter of fiscal 2015.

Operating Margin: Operating profit was R32.6 million ($2.7 million), compared to R22.5 million ($1.8 million) for the first quarter of fiscal year 2015. Operating margin was 9.5%, compared to 7.1% for the first quarter of fiscal year 2015.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R65.3 million ($5.3 million) compared to R52.0 million ($4.2 million) for the first quarter of fiscal year 2015. Adjusted EBITDA margin, a non-IFRS measure, for the first quarter of fiscal year 2015 was 19.0%, compared to 16.3% for the first quarter of fiscal year 2015.

Profit for the period and earnings per share: Profit for the period was R31.1 million ($2.5 million), compared to R16.1 million ($1.3 million) in the first quarter of fiscal year 2015. Earnings per diluted ordinary share were 4 South African cents, compared to 2 South African cents in the first quarter of fiscal year 2015. For the first quarter of 2015, the calculation was based on diluted weighted average ordinary shares in issue of 803.7 million compared to 804.4 million diluted weighted average ordinary shares in issue during the first quarter of fiscal 2015.

The Company's effective tax rate for the quarter was 31.7% in comparison to 32.6% in the first quarter of fiscal 2015.

On a U.S. Dollar basis, and using the June 30, 2015 exchange rate of R12.2854 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share ("ADS"), profit for the period was $2.5 million, or 8 U.S. cents per diluted ADS.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, was R23.7 million ($1.9 million), compared to R16.4 million ($1.3 million) in the first quarter of fiscal 2015 and excludes a net foreign exchange gain of R11.0 million ($0.9 million). During the first quarter of fiscal 2015 a net foreign exchange loss of R0.2 million ($0.02 million) was incurred. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 3 South African cents, compared to 2 South African cents in the first quarter of fiscal year 2015.

On a U.S. Dollar basis, and using the June 30, 2015 exchange rate of R12.2854 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted earnings for the period was $1.9 million, or 6 U.S. cents per diluted ADS.

Statement of Financial Position and Cash Flow: At June 30, 2015, the Company had R959.2 million ($78.1 million) of cash and cash equivalents, compared to R945.4 million ($77.0 million) in the fourth quarter of fiscal year 2015. The Company generated R35.2 million ($2.9 million) in net cash from operating activities for the three months ended June 30, 2015 and invested R38.3 million ($3.1 million) in capital expenditures during the quarter, leading to negative free cash flow, a non-IFRS measure, of R3.1 million ($0.3 million) for the first quarter of fiscal year 2016, compared with negative free cash flow of R22.1 million ($1.8 million) for the first quarter of fiscal year 2015.

An explanation of non-IFRS measures used in this release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R12.6963 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of August 4, 2015.

Based on information as of today, August 6, 2015, the Company is issuing the following financial guidance for the full 2016 fiscal year:

  Revenue - R1,523 million to R1,558 million ($120.0 million to $122.7 million), which would represent revenue growth of 9.6% to 12.1% compared to fiscal year 2015.
  Subscription revenue - R1,148 million to R1,168 million ($90.4 million to $92.0 million), which would represent subscription revenue growth of 15.0% to 17.0% compared to fiscal year 2015.
  Adjusted EBITDA - R306 million to R327 million ($24.1 million to $25.8 million), which would represent an increase in Adjusted EBITDA of 11.2% to 18.9% compared to fiscal year 2015.
  Adjusted earnings per diluted ordinary share of 13.3 to 15.1 South African cents based on 807 million diluted ordinary shares in issue, and based on an effective tax rate of 30% to 34%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 26 to 30 U.S. cents.

For the second quarter of fiscal year 2016 the Company expects subscription revenue to be in the range of R276 million to R280 million ($21.7 million to $22.1 million) which would represent subscription revenue growth of 14.2% to 15.8% compared to the second quarter of fiscal year 2015.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and vehicles under subscription are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Daylight Time) and 2:00 p.m. (South African Time) on August 6, 2015 to discuss the Company's financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-888-461-2024 (within the United States) or 0 800 999 558 (within South Africa) or 1-719-325-2362 (outside of the United States). The conference ID is 5755325.
  A replay of this conference call will be available for a limited time at 1-877-870-5176 (within the United States) or 1-858-384-5517 (within South Africa or outside of the United States). The replay conference ID is 5755325.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in more than 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the second quarter and full year of fiscal year 2016, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") for the fiscal year ended March 31, 2015, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA is a non-IFRS financial measure, it does not represent cash flows from operations for the periods indicated and should not be considered an alternative to net income as an indicator of the Company's results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets, certain litigation costs, unrealized foreign exchange gains/(losses) and foreign exchange gains/(losses) related to the cash proceeds raised through the IPO.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company's management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provides useful information to investors and others in understanding and evaluating its operating results.

The Company's use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of the Company's results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company's working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company;
  Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest payments on the Company's debt or any losses on the extinguishment of the Company's debt;
  Adjusted EBITDA does not include interest earned on cash and cash equivalents and other financial assets;
  Adjusted EBITDA does not include certain foreign currency transaction gains and losses;
  Adjusted EBITDA does not include certain non-recurring IPO costs;
  Adjusted EBITDA does not include transaction costs arising from the acquisition of a business or investigating strategic alternatives;
  Adjusted EBITDA does not include certain litigation costs; and
  other companies, including companies in the Company's industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the year and the Company's other results.

Adjusted Earnings and Adjusted Earnings Per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax, divided by the weighted average number of ordinary shares in issue during the period.

We have included Adjusted earnings per share in this annual report because it provides a useful measure for period-to-period comparisons of the Company's core business by excluding net foreign exchange gains/(losses) from earnings. Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Company's operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure per investing activities.

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENTS
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	344,128	319,210	28,011	25,983
Cost of sales	(102,246)	(107,628)	(8,323)	(8,761)
Gross profit	241,882	211,582	19,688	17,222
Other (expenses)/income - net	(598)	569	(49)	46
Operating expenses	(208,717)	(189,623)	(16,989)	(15,435)
-Sales and marketing	(46,581)	(45,306)	(3,792)	(3,688)
-Administration and other charges	(162,136)	(144,317)	(13,197)	(11,747)
Operating profit	32,567	22,528	2,650	1,833
Finance income/(costs) - net	12,957	1,316	1,054	107
-Finance income	13,311	2,068	1,083	168
-Finance costs	(354)	(752)	(29)	(61)
Profit before taxation	45,524	23,844	3,704	1,940
Taxation	(14,453)	(7,785)	(1,176)	(634)
Profit for the period	31,071	16,059	2,528	1,306

Attributable to:
Owners of the parent	31,238	16,082	2,542	1,308
Non-controlling interests	(167)	(23)	(14)	(2)
	31,071	16,059	2,528	1,306

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	South African Rand		United States Dollar
	June 30,	March 31,	June 30,	March 31,
Figures are in thousands unless otherwise stated	2015	2015	2015	2015
	Unaudited	Audited	Unaudited	Unaudited
ASSETS
Non-current assets
Property, plant and equipment	140,595	135,844	11,444	11,057
Intangible assets	791,736	778,518	64,445	63,369
Available-for-sale financial asset	—	—	—	—
Finance lease receivable	950	1,002	77	82
Deferred tax assets	27,050	23,607	2,202	1,922
Total non-current assets	960,331	938,971	78,168	76,430

Current assets
Inventory	48,464	38,934	3,945	3,169
Trade and other receivables	272,779	261,574	22,204	21,291
Finance lease receivable	4,351	5,607	354	456
Taxation	5,125	7,602	417	619
Restricted cash	12,107	30,539	985	2,486
Cash and cash equivalents	959,223	945,381	78,078	76,952
Total current assets	1,302,049	1,289,637	105,983	104,973
Total assets	2,262,380	2,228,608	184,151	181,403

EQUITY
Stated capital	1,436,993	1,436,993	116,968	116,968
Other reserves	(4,049)	(21,894)	(330)	(1,782)
Retained earnings	481,577	450,347	39,199	36,657
Equity attributable to owners of the parent	1,914,521	1,865,446	155,837	151,843
Non-controlling interest	(1,070)	(874)	(87)	(71)
Total equity	1,913,451	1,864,572	155,750	151,772

LIABILITIES
Non-current liabilities
Borrowings	744	1,104	61	90
Deferred tax liabilities	74,719	63,425	6,082	5,163
Provisions	4,117	4,005	335	326
Share-based payment liability	2,045	1,950	166	159
Total non-current liabilities	81,625	70,484	6,644	5,738

Current liabilities
Trade and other payables	219,601	247,361	17,875	20,133
Borrowings	1,559	1,399	127	114
Taxation	4,880	3,586	397	292
Provisions	22,218	23,240	1,808	1,892
Bank overdraft	19,046	17,966	1,550	1,462
Total current liabilities	267,304	293,552	21,757	23,893
Total liabilities	348,929	364,036	28,401	29,631
Total equity and liabilities	2,262,380	2,228,608	184,151	181,403

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Operating activities
Cash generated from operations	36,777	2,124	2,994	173
Net financing income	1,890	1,409	154	115
Taxation (paid)/refunded	(3,476)	2,596	(283)	211
Net cash generated from operating activities	35,191	6,129	2,865	499

Cash flows from investing activities
Capital expenditure	(38,277)	(28,197)	(3,116)	(2,295)
Deferred consideration paid	(201)	(300)	(16)	(24)
Proceeds on sale of property, plant and equipment	157	63	13	5
Contingent consideration paid (note 10)	(18,000)	—	(1,465)	—
Decrease/(increase) in restricted cash	18,568	(152)	1,511	(12)
Net cash used in investing activities	(37,753)	(28,586)	(3,073)	(2,326)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	—	2,742	—	223
Net cash generated from financing activities	—	2,742	—	223
Net decrease in cash and cash equivalents	(2,562)	(19,715)	(208)	(1,604)
Net cash and cash equivalents at the beginning of the period	927,415	802,639	75,490	65,333
Exchange gains on cash and cash equivalents	15,324	1,711	1,246	138
Net cash and cash equivalents at the end of the period	940,177	784,635	76,528	63,867

MIX TELEMATICS LIMITED
OTHER FINANCIAL AND OPERATING DATA
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands except for subscribers	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Subscription revenue	271,790	236,613	22,123	19,260
Adjusted EBITDA	65,288	52,005	5,313	4,233
Cash and cash equivalents	959,223	829,800	78,078	67,544
Net cash (1)	937,874	781,194	76,341	63,587
Capital expenditure incurred	37,085	28,197	3,019	2,295
Subscribers (number)	523,344	462,746	523,344	462,746

(1) Net cash is calculated as being net cash and cash equivalents, excluding restricted cash less interest bearing borrowings.

Notes to condensed consolidated income statements, statements of financial position, statements of cash flows and other financial and operating data

1. Accounting policies

The condensed consolidated statements of financial position, income statements and statements of cash flows included in this announcement have been prepared in accordance with IFRS accounting policies. The accounting policies are consistent in all material respects with those applied in the preparation of the consolidated financial statements for the year ended March 31, 2015. No new or revised accounting standards have been adopted by the Group in fiscal 2016.

The results have not been audited or reviewed by the Group's external auditors.

2. Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these condensed consolidated financial results for the quarter ended June 30, 2015 in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of this report. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R12.2854 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of June 30, 2015. The U.S. Dollar figures may not compute as they are rounded independently.

3. Earnings per share/ADS data
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	June 30,	June 30,	June 30,	June 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Earnings per share
Basic (R/$)	0.04	0.02	#	#
Diluted (R/$)	0.04	0.02	#	#
Earnings per American Depositary Share
Basic (R/$)	0.99	0.51	0.08	0.04
Diluted (R/$)	0.97	0.50	0.08	0.04
Adjusted earnings per share
Basic (R/$)	0.03	0.02	#	#
Diluted (R/$)	0.03	0.02	#	#
Adjusted earnings per American Depositary Share
Basic (R/$)	0.75	0.52	0.06	0.04
Diluted (R/$)	0.74	0.51	0.06	0.04
Ordinary shares ('000)
In issue at June 30	792,838	787,513	792,838	787,513
Weighted average	792,838	784,696	792,838	784,696
Diluted weighted average	803,709	804,352	803,709	804,352
American Depositary Shares ('000)
In issue at June 30	31,714	31,501	31,714	31,501
Weighted average	31,714	31,388	31,714	31,388
Diluted weighted average	32,148	32,174	32,148	32,174
# Amount less than $0.01

4. Reconciliation of Adjusted Earnings to Profit for the Period
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	31,238	16,082	2,542	1,308
Net foreign exchange (gains)/losses	(11,044)	184	(899)	15
Income tax effect on the above component	3,482	128	284	11
Adjusted earnings attributable to owners of the parent	23,676	16,394	1,927	1,334

5. Reconciliation of Adjusted EBITDA to Profit for the Period
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Adjusted EBITDA	65,288	52,005	5,313	4,233
Add:
Net realized foreign exchange losses	—	695	—	57
Decrease in restructuring cost provision	638	—	52	—
Less:
Depreciation (1)	(16,570)	(13,656)	(1,349)	(1,112)
Amortization (2)	(12,986)	(11,269)	(1,057)	(917)
Share-based compensation costs	(1,576)	(3,021)	(128)	(246)
Net loss on sale of property, plant and equipment	(2)	(118)	*	(10)
Transaction costs arising from investigating strategic alternatives	(2,040)	—	(166)	—
Net realized foreign exchange gains	(185)	—	(15)	—
Net litigation costs	—	(2,108)	—	(172)
Operating profit	32,567	22,528	2,650	1,833
Add: Finance income/(costs) - net	12,957	1,316	1,054	107
Less: Taxation	(14,453)	(7,785)	(1,176)	(634)
Profit for the period	31,071	16,059	2,528	1,306

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2) Includes amortization of intangible assets (including product development costs and intangible assets identified as part of a business combination).
* Amounts less than $1,000/R1,000

6. Reconciliation of Adjusted EBITDA Margin to Profit for the Period Margin
	Three months ended	Three months ended
	June 30,	June 30,
	2015	2014
	Unaudited	Unaudited
Adjusted EBITDA margin	19.0%	16.3%
Add:
Net realized foreign exchange losses	—	0.2%
Decrease in restructuring cost provision	0.2%	—
Less:
Depreciation	(4.8%)	(4.3%)
Amortization	(3.8%)	(3.5%)
Share-based compensation costs	(0.5%)	(0.9%)
Net loss on sale of property, plant and equipment	(0.0%)	(0.0%)
Transaction costs arising from investigating strategic alternatives	(0.6%)	—
Net realized foreign exchange gains	(0.0%)	—
Net litigation costs	—	(0.7%)
Operating profit margin	9.5%	7.1%
Add: Finance income/(costs) - net	3.7%	0.4%
Less: Taxation	(4.2%)	(2.5%)
Profit for the period margin	9.0%	5.0%

7. Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities
	South African Rand		United States Dollar
	Three months ended	Three months ended	Three months ended	Three months ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited
Net cash generated from operating activities	35,191	6,129	2,865	499
Capital expenditure	(38,277)	(28,197)	(3,116)	(2,295)
Free cash flow	(3,086)	(22,068)	(251)	(1,796)

8. Contingent Liabilities

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R49.3 million or $4.0 million (June 2014: R56.4 million or $4.6 million). No loss is considered probable under this arrangement.

9. Taxation

MiX Telematics International Proprietary Limited ("MiX International"), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D ("S11D") of the South African Income Tax Act of 1962 ("the Act"). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology ("DST") in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit of R8.5 million ($0.7 million). MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International continues, through due legal process, to formally seek a review of the DST’s decision not to approve the expenditure. This process is unresolved. Consequently, at June 30, 2015, MiX International has an uncertain tax position relating to S11D deductions. MiX International has paid the R8.5 million ($0.7 million) related to the S11D deductions to the South African Revenue Service. The Group has considered this uncertain tax position and recognized a tax asset of R8.5 million ($0.7 million) at June 30, 2015. If the Group is unsuccessful in obtaining DST approval in this specific matter, the Group will not recover the tax asset and will incur an additional taxation expense of up to R8.5 million ($0.7 million) relating to the additional 50% claimed.

10. Contingent consideration paid

On November 1, 2014, the Group acquired the operating business of Compass Fleet Management Proprietary Limited (“Compass”), a South Africa based provider of specialized fleet management solutions in Southern Africa that are delivered off the Group’s hardware and software platform. During May 2015, R18.0 million ($1.5 million) previously held in trust and disclosed within restricted cash was paid to the former owners of Compass. The consideration was paid after it was determined that the agreed revenue and profit targets for the period November 1, 2014 to March 31, 2015 had been achieved.

CONTACT:
Investors:
ICR for MiX Telematics
Sheila Ennis, 1-(855) 564-9835
ir@mixtelematics.com